Calculation of Filing Fee Tables

Schedule TO-I

Pomona Investment Fund

(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Valuation

	Transaction Valuation	Fee Rate	Amount of Filing Fee
Fee to Be Paid	$95,015,573.30 (1)	0.015310%	$14,546.88 (2)
Fees Previously Paid	--	--	--
Total Transaction Valuation	$95,015,573.30 (1)	--
Total Fees Due for Filing			$14,546.88 (2)
Total Fees Previously Paid			--
Total Fee Offsets			--
Net Fee Due			$14,546.88 (2)

(1)	Calculated as the aggregate maximum purchase price for Shares that could be purchased, based upon the net asset value of the Fund as of March 31, 2025.

(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Rate Advisory No. 1 from October 1, 2024 to September 30, 2025, equals $153.10 per $1,000,000 of the Transaction Valuation of 5% of the net asset value at March 31, 2025.